1880 S. Dairy Ashford, Suite 300 | Houston, TX 77077 281.674.0100 tel | 281.674.0101 fax | rig.net

February 19, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Larry Spirgel

Re:	RigNet, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 8, 2012

File No. 001-35003

Ladies and Gentlemen:

By letter dated February 5, 2013, RigNet, Inc. (“RigNet”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the above referenced Forms 10-K (the “Comment Letter”).

RigNet’s responses to the comments are below. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by RigNet’s responses to those comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Item 6. Selected Financial Data, page 27

Non-GAAP Financial Measures, page 28

1.	We note your response to comment one and your proposed disclosure. Selected financial data which is required under Item 301 of Regulation S-K should be consistent with the captions reported in your financial statements. Since you do not report gross profit in your income statement, you should delete the gross profit line item in the Selected Financial Data and the Item 7 Table in the MD&A and separately report non-GAAP measures under “Other Non-GAAP Data.”

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, the Company will make your proposed revisions to Item 6. Selected Financial Data and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission

February 19, 2013

Had these revisions been included in our Form 10-K for the fiscal year ended December 31, 2011 the table on page 27 would have been presented as follows:

	Year Ended December 31,
	2011	2010	2009	2008	2007
		(in thousands, except per share amounts)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenue	$109,355	$92,921	$80,936	$89,909	$67,164

Expenses:
Cost of revenue (excluding depreciation and amortization)	48,645	42,479	35,165	39,294	29,747
Depreciation and amortization	14,584	14,983	12,554	10,519	9,451
Impairment of goodwill	—	—	2,898	—	—
Selling and marketing	2,276	2,103	2,187	2,605	2,405
General and administrative	26,960	20,756	16,444	21,277	20,338

Total expenses	92,465	80,321	69,248	73,695	61,941

Operating income	16,890	12,600	11,688	16,214	5,223
Interest expense	(1,249)	(1,618)	(5,146)	(2,464)	(5,497)
Other income (expense), net	613	(399)	304	27	(63)
Change in fair value of preferred stock derivatives	—	(17,190)	(21,009)	2,461	(1,156)

Income (loss) before income taxes	16,254	(6,607)	(14,163)	16,238	(1,493)
Income tax expense	(6,502)	(8,669)	(5,457)	(5,882)	(628)

Net income (loss)	9,752	(15,276)	(19,620)	10,356	(2,121)
Less: Net income (loss) attributable to:
Non-redeemable, non-controlling interest	234	292	292	235	167
Redeemable, non-controlling interest	—	25	10	1,715	971

Net income (loss) attributable to RigNet, Inc. stockholders	$9,518	$(15,593)	$(19,922)	$8,406	$(3,259)

Net income (loss) attributable to RigNet, Inc. common stockholders	$9,518	$(18,807)	$(22,118)	$(4,190)	$(3,931)

Net income (loss) per share attributable to RigNet, Inc. common stockholders:
Basic	$0.62	$(3.38)	$(4.16)	$(0.79)	$(0.74)

Diluted	$0.57	$(3.38)	$(4.16)	$(0.79)	$(0.74)

Weighted average shares outstanding:
Basic	15,387	5,571	5,312	5,301	5,279

Diluted	16,814	5,571	5,312	5,301	5,279

Other Non-GAAP Data:
Gross Profit (excluding depreciation and amortization)	$60,710	$50,442	$45,771	$50,615	$37,417
Adjusted EBITDA	$33,456	$29,740	$29,093	$30,409	$17,536

Securities and Exchange Commission

February 19, 2013

Had these revisions been included in our Form 10-K for the fiscal year ended December 31, 2011 the table on page 34 would have been presented as follows:

				Percentage Change
	Year Ended December 31,			2011 to	2010 to
	2011	2010	2009	2012	2011
		(in thousands, except percentages)
Revenue	$109,355	$92,921	$80,936	17.7%	14.8%

Expenses:
Cost of revenue (excluding depreciation and amortization)	48,645	42,479	35,165	14.5%	20.8%
Depreciation and amortization	14,584	14,983	12,554	(2.7)%	19.3%
Impairment of goodwill	—	—	2,898	—%	(100.0)%
Selling and marketing	2,276	2,103	2,187	8.2%	(3.8)%
General and administrative	26,960	20,756	16,444	29.9%	26.2%

Total expenses	92,465	80,321	69,248	15.1%	16.0%

Operating income	16,890	12,600	11,688	34.0%	7.8%
Other income (expense), net	(636)	(19,207)	(25,851)	(96.7)%	(25.7)%

Income (loss) before income taxes	16,254	(6,607)	(14,163)	(346.0)%	(53.4)%
Income tax expense	(6,502)	(8,669)	(5,457)	(25.0)%	58.9%

Net income (loss)	9,752	(15,276)	(19,620)	(163.8)%	(22.1)%
Less: Net income (loss) attributable to non-controlling interests	234	317	302	(26.2)%	5.0%

Net income (loss) attributable to RigNet, Inc. stockholders	$9,518	$(15,593)	$(19,922)	(161.0)%	(21.7)%

Other Non-GAAP Data:
Gross Profit (excluding depreciation and amortization)	$60,710	$50,442	$45,771	20.4%	10.2%
Adjusted EBITDA	$33,456	$29,740	$29,093	12.5%	2.2%

2.	To comply with Item 10 of Regulation S-K, please revise the caption for the non-GAAP measure “gross profit” to “gross profit excluding depreciation and amortization.” Additionally, reconcile it to the most comparable GAAP measure, “gross profit” that includes the allocation of applicable depreciation and amortization in cost of revenue. Please revise or advise.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, the Company will make your proposed revisions to Item 6. Selected Financial Data and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission

February 19, 2013

Had these revisions been included in our Form 10-K for the fiscal year ended December 31, 2011 the following table would have been presented within Item 6. Selected Financial Data, under Non-GAAP Financial Measures:

	Year Ended December 31,
	2011	2010	2009	2008	2007
			(in thousands)
Reconciliation of Gross Profit to Gross Profit (excluding depreciation and amortization):
Gross Profit	$46,890	$36,053	$33,130	$40,313	$28,384
Depreciation and amortization related to cost of revenue	13,820	14,389	12,641	10,302	9,033

Gross Profit (excluding depreciation and amortization)	$60,710	$50,442	$45,771	$50,615	$37,417

Had these revisions been included in our Form 10-K for the fiscal year ended December 31, 2011 the following table would have been presented within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the revised caption Non-GAAP Financial Measures, formerly titled Adjusted EBITDA (Non-GAAP Measure on page 40:

	Year Ended December 31,
	2011	2010	2009
		(in thousands)
Gross Profit	$46,890	$36,053	$33,130
Depreciation and amortization related to cost of revenue	13,820	14,389	12,641

Gross Profit (excluding depreciation and amortization)	$60,710	$50,442	$45,771

Note 14 – Segment Information, page F-25

3.	We note your response to comment six. Since your mobile rig-based equipment transition frequently between geographic regions, please expand your disclosure to explain how you determine geographic revenues sourced from your mobile rigs. Additionally, tell us your process for tracking and reporting locations of mobile rigs as of year-end.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, the Company will add the following disclosure to segment information:

Revenue is based on the location where services are provided or goods are sold. Due to the mobile nature of our customer base and the services we render, we work closely with our customers to ensure rig or vessel moves are closely monitored to ensure location of service information is properly reflected.

Securities and Exchange Commission

February 19, 2013

For further clarification, RigNet’s process for tracking and reporting locations of mobile rigs or vessels is driven by our relationship with the customer and RigNet’s ability to monitor connectivity to the mobile asset. If a customer’s mobile asset is in-transit, connectivity will typically be lost and RigNet will be notified of the connectivity failure. RigNet uses this information as a control to ensure we are aware when an asset is mobilized. In addition, when mobile assets are moved between countries, which are under different satellites or network cloud, RigNet will be required to switch satellites and other network connections to ensure the communications are transferred properly.

*    *    *    *    *

As requested in the Comment Letter, RigNet hereby acknowledges that:

•	RigNet is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RigNet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or desires additional information or clarification, he or she should contact the undersigned at 281-674-0100.

Very truly yours,

RIGNET, INC.

Martin Jimmerson

Chief Financial Officer

cc:	Kathryn Jacobson (Securities and Exchange Commission)

Dean Suehiro (Securities and Exchange Commission)

Jonathan Groff (Securities and Exchange Commission)